June 9, 2008

Juma Technology Corp.
154 Toledo Street
Farmingdale, NY 11735
Attn: Mr. Anthony Fernandez

Re: Registration Rights

Dear Anthony:

Vision Opportunity Master Fund hereby extends the Effectiveness Date as defined in the Registration Rights Agreement dated August 16, 2007 until July 31, 2008. The registration penalties accruing until July 31, 2008 are hereby waived.

Vision Opportunity Master Fund

By: ______________________

Adam Benowitz
Director